UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)
(Amendment No. 6)*

Sun-Times Media Group, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

86688Q100

(CUSIP Number)

Abner Kurtin

K Capital Partners, LLC

75 Park Plaza

Boston, MA 02116

(617) 646-7728

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86688Q100

1.	Names of Reporting Persons. K Capital Structure Arbitrage Offshore, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,163,517 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 5,163,517 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,163,517 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 6.25%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 86688Q100

1.	Names of Reporting Persons. K Capital Offshore Master Fund (U.S. Dollar), L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,457,795 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 3,457,795 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,457,795 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 4.21%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 86688Q100

1.	Names of Reporting Persons. K Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,621,312 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 8,621,312 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,621,312 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 10.49%

14.	Type of Reporting Person (See Instructions) IA/OO

CUSIP No. 86688Q100

1.	Names of Reporting Persons. K Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,621,312 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 8,621,312 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,621,312 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 10.49%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 86688Q100

1.	Names of Reporting Persons. Harwich Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,621,312 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 8,621,312 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,621,312 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 10.49%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 86688Q100

1.	Names of Reporting Persons. Abner Kurtin

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,621,312 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 8,621,312 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,621,312 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 10.49%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.   86688Q100

This Amendment No. 6 amends and supplements the statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission on August 30, 2007 and amended by Amendment No. 1 on September 10, 2007, Amendment No. 2 on November 15, 2007, Amendment No. 3 on December 11, 2007, Amendment No. 4 on January 16, 2008 and Amendment No. 5 on March 27, 2008 by K Capital Structure Arbitrage Offshore, L.P., K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital Management, LLC, K Capital Partners, LLC, Harwich Capital Partners, LLC and Abner Kurtin (collectively, the “Reporting Persons”) with respect to the Class A Common Stock, $0.01 par value per share (the “Common Stock”), of Sun-Times Media Group, Inc., a Delaware corporation (the “Company”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.  From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

The Reporting Persons sent a letter to the Company’s board of directors, a copy of which is filed as Exhibit G to this Schedule 13D, and which is incorporated herein by reference, which informed the Company’s board of directors that the Reporting Persons support the recommendation of Davidson Kempner Capital Management to elect new members to the Company’s board of directors and offered to discuss such recommendation with the Company.  In May 2008, the Reporting Persons also purchased an additional 500,000 shares of the Company’s Common Stock.

Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Items 4, 5 and 7 are hereby amended and supplemented as follows:

Item 4.	Purpose of Transaction

The Reporting Persons, as large, long-time and concerned stockholders of the Company, continually consider their alternatives with respect to their investment in the Company and possible means to maximize shareholder value. The Reporting Persons are considering various strategies to increase the value of the Reporting Persons’ investment in the Company, including proposals to effect certain corporate governance changes at the Company, a merger or sale of the Company or a going private transaction.

On November 10, 2008, Abner Kurtin, one of the Reporting Persons, submitted a letter to Mr. Seitz, Chairman of the Company’s Board of Directors, and copied the Board of Directors.  In the letter, Mr. Kurtin states that he supports the recommendation of Davidson Kempner Capital Management to elect new members to the board of directors of the Company and offered to discuss such proposal with the Company.  The Reporting Persons have not had any substantial conversations with Davidson Kempner Management regarding their support for the Davidson Kempner Capital Management’s proposal.  A copy of the letter is filed as Exhibit G to this Schedule 13D filing and is incorporated herein by reference.  The foregoing and subsequent references to, and descriptions of, the letter, are qualified in their entirety by reference to such letter.  The Reporting Persons disclaim any admission that they constitute a “group”, as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with Davidson Kempner Capital Management and any entity associated with Davidson Kempner Capital Management as a result of the submission of the letter to the Company or by any other actions.

The Reporting Persons intend to review their investment in the Company on a continuing basis.  Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the Company’s response to the actions suggested by Abner Kurtin, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, but not limited to, purchasing additional Common Stock or other securities of the Company or selling some or all of their Common Stock, communicating with the Company or other investors or conducting a proxy solicitation with respect to the election of directors of the Company.

CUSIP No.   86688Q100

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Persons have the following interests in the Common Stock of the Company, based on the Company’s disclosure in its Form 10-Q filed on August 8, 2008, that as of July 31, 2008, the Company had 82,209,875 shares of its Common Stock outstanding:

(i) K Capital Structure Arbitrage Offshore, L.P. beneficially owns 5,163,517 shares, or 6.25%, of the Company’s outstanding Common Stock.

(ii) K Capital Offshore Master Fund (U.S. Dollar), L.P. beneficially owns 3,457,795 shares, or 4.21%, of the Company’s outstanding Common Stock.

(iii) K Capital Management, LLC, as Investment Manager of the Partnerships, may be deemed to beneficially own 8,621,312 shares, or 10.49% of the Company’s Common Stock.

(iv) K Capital Partners, LLC, as sole General Partner of the Partnerships, may be deemed to beneficially own 8,621,312 shares, or 10.49% of the Company’s Common Stock.

(v) Harwich Capital Partners, LLC, as Managing Member of the General Partner, may be deemed to beneficially own 8,621,312 shares, or 10.49% of the Company’s Common Stock.

(vi) Abner Kurtin, the Managing Member of Harwich, may be deemed to beneficially own 8,621,312 shares, or 10.49% of the Company’s Common Stock.

Each of the Investment Manager, the General Partner, Harwich and Mr. Kurtin disclaims beneficial ownership of the shares of Common Stock owned by the Partnerships. The Reporting Persons percentage ownership of the Common Stock has decreased since filing the Amendment No. 5 to Schedule 13D on March 27, 2008 as the result of the issuance by the Company of 16,803,981 shares of its Common Stock between March 12, 2008 and July 31, 2008.

(b) See Items 7 through 10 of the cover page for each Reporting Person.

(c) On May 14, 2008, K Capital Structure Arbitrage Offshore, L.P. purchased 500,000 shares of Common Stock on the open market at a price of $0.481 per share.

(d) No person other than each respective owner of Common Stock referred to in this statement is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e) Not Applicable.

Item 7.	Material to be Filed as Exhibits

EXHIBIT G            Letter to Mr. Seitz dated November 10, 2008

CUSIP No.   86688Q100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 10, 2008

K CAPITAL MANAGEMENT, LLC

By:	/s/ Abner Kurtin
By: Abner Kurtin
Its: Chief Administrative Officer

K CAPITAL PARTNERS, LLC

By:	/s/ Abner Kurtin
By: Harwich Capital Partners, LLC
Its: Managing Member
By: Abner Kurtin
Its: Chief Administrative Officer

HARWICH CAPITAL PARTNERS, LLC

By:	/s/ Abner Kurtin
By: Abner Kurtin
Its: Chief Administrative Officer

K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.

By:	/s/ Abner Kurtin
By: K Capital Partners, LLC, General Partner
By: Harwich Capital Partners LLC
Its: Managing Member
By: Abner Kurtin
Its: Chief Administrative Officer

K CAPITAL STRUCTURE ARBITRAGE OFFSHORE, L.P.

By:	/s/ Abner Kurtin
By: K Capital Partners, LLC, General Partner
By: Harwich Capital Partners LLC
Its: Managing Member
By: Abner Kurtin
Its: Chief Administrative Officer

ABNER KURTIN

By:	/s/ Abner Kurtin

EXHIBIT G

November 10, 2008

Dear Mr. Raymond G.H. Seitz:

K Capital Management, LLC (“K Capital”) is writing to express its support for Davidson Kempner Capital Management’s initiatives as detailed in the Schedule 13D/A by Davidson Kempner Capital Management filed with SEC on October 31, 2008. Specifically, K Capital agrees that a change in the board composition and replacement of the Chief Executive Officer as determined by the newly constituted board is needed due to the failure of Sun-Times management to curtail the continued loss of cash. The current regime of Sun-Times Media Group has overseen a period of substantial loss of value on both an absolute and industry relative basis. K Capital believes a change is needed if this business has any chance of surviving.

While we have not had substantial conversations with Davidson Kempner Capital Management about their proposal, we support Davidson Kempner Capital Management’s nominees for the board members because they have substantially more experience in the newspaper business that the current CEO and board members of Sun-Times Media Group. K Capital is confident that a newly constituted board of a directors and a new CEO as selected by this board will be more capable in undertaking actions and transactions that will help unlock the value of Sun Times’ underlying assets. We would be happy to discuss our conclusions with you and your advisors at your convenience.

Sincerely,

/s/ Abner Kurtin

Abner Kurtin
Portfolio Manager

cc: Board of Directors of Sun-Times Media Group